Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-266825

Prospectus Supplement No. 1

to Prospectus dated September 27, 2022

2,083,334 American Depositary Shares

Nano Labs Ltd

Representing 4,166,668 Class A Ordinary Shares

This Prospectus Supplement No. 1 supplements and amends our prospectus dated September 27, 2022 (the “Prospectus”), relating to the public offering of 2,083,334 American depositary shares (“ADSs”) representing Class A ordinary shares of Nano Labs Ltd.

This prospectus supplement is being filed to supplement and update certain information contained on the cover of the Prospectus and in the sections entitled “Prospectus Summary,” “Use of Proceeds,” “Capitalization,” “Dilution,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Underwriting” in the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus and any amendments or supplements thereto, which are to be delivered with this prospectus supplement, and is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any amendments or supplements thereto.

Investing in the ADSs involves risk. Please read carefully the section entitled “Risk Factors” beginning on page 17 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is September 29, 2022.

The following information supplements and updates the information contained in the Prospectus. All references to page numbers are to page numbers in the Prospectus.

(1) The table on the cover of the Prospectus is hereby superseded and replaced by the following:

	Per ADS		Total
Public offering price	US$	2.40	US$	5,000,002
Underwriting discounts and commissions(1)	US$	0.17	US$	350,000
Proceeds, before expenses, to us	US$	2.23	US$	4,650,002

(2) The last two sentences of the first paragraph on page 9 of the Prospectus are hereby superseded and replaced by the following:

We estimate that the net proceeds to us from this offering will be approximately US$4.4 million (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), of which approximately US$2.8 million will be transferred to our PRC subsidiaries for (1) research and development initiatives for more advanced ASIC chips, smart-NICs, vision computing chips and our Metaverse computing network platform, Ipolloverse, (2) the establishment of our manufacturing plant for product assembling and supply chain optimization, and (3) working capital and other general corporate activities within China. See “Use of Proceeds” for more details.

(3) The first sentence opposite the subtitle “Use of Proceeds” on page 12 of the Prospectus is hereby superseded and replaced by the following:

We estimate that we will receive net proceeds of approximately US$4.4 million (or US$5.1 million if the underwriters exercise in full their option to purchase additional ADSs) from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(4) The first sentence on page 70 of the Prospectus is hereby superseded and replaced by the following:

We estimate that we will receive net proceeds from this offering of approximately US$4.4 million, or approximately US$5.1 million if the underwriters exercise in full their option to purchase additional ADSs, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(5) The table on page 73 of the Prospectus is hereby superseded and replaced by the following:

	As of June 30, 2022
	Actual		Pro Forma		Pro Forma as Adjusted
	RMB	US$	RMB	US$	RMB	US$
Non-current liabilities
Long-term loan	—	—	6,991,483	1,041,732	6,991,483	1,041,732
Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 103,790,000 shares issued and outstanding as of June 30, 2022)	66,970	9,979	—	—	—	—
Class A ordinary shares ($0.0001 par value; none issued and outstanding on an actual basis as of June 30, 2022, 50,151,846 shares outstanding on a pro forma basis as of June 30, 2022 and 54,318,514 shares outstanding on a pro forma as adjusted basis as of June 30, 2022)	—	—	32,452	4,836	35,248	5,252
Class B ordinary shares ($0.0001 par value; none issued and outstanding on an actual basis as of June 30, 2022, 57,178,154 shares outstanding on a pro forma basis as of June 30, 2022 and 57,178,154 shares outstanding on a pro forma as	—	—	36,894	5,497	36,894	5,497
Additional paid-in capital	206,092,053	30,707,759	312,417,166	46,550,223	341,799,967	50,928,266
Accumulated deficit	(112,286,174)	(16,730,663)	(112,286,174)	(16,730,663)	(112,286,174)	(16,730,663)
Accumulated other comprehensive loss	(1,130,435)	(168,435)	(1,130,435)	(168,435)	(1,130,435)	(168,435)

Total shareholders’ equity	92,742,414	13,818,640	199,069,903	29,661,458	228,455,500	34,039,917

Total capitalization	92,742,414	13,818,640	206,061,386	30,703,190	235,446,983	35,081,649

(6) The first paragraph on page 75 of the Prospectus is hereby superseded and replaced by the following:

Without taking into account any other changes in net tangible book value after June 30, 2022, other than to give effect to: (1) the re-designation of 57,178,154 shares beneficially owned by Mr. Jianping Kong and Mr. Qifeng Sun, the founders of our company, into Class B ordinary shares on a one-for-one basis immediately prior to the completion of our initial public offering; (2) the re-designation of 46,611,846 shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of our initial public offering; (3) the issuance and sale by us of 3,540,000 Class A ordinary shares represented by the ADSs offered in our initial public offering at an initial public offering price of US$11.50 per ADS; (4) the borrowing of approximately RMB7.0 million long-term loan from a bank subsequent to June 30, 2022 and (5) the sale of 4,166,668 Class A ordinary shares in the form of ADSs by us in this offering at an offering price of US$2.40 per ADS after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2022 would have been US$25.2 million, or US$0.23 per ordinary share, including the underlying ordinary shares represented by the outstanding ADSs, and US$0.45 per ADS. This represents an immediate increase in net tangible book value of US$0.03 per ordinary share and US$0.06 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$0.97 per ordinary share and US$1.95 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

(7) The last two sentences of the first paragraph on page 96 of the Prospectus are hereby superseded and replaced by the following:

We estimate that the net proceeds to us from this offering will be approximately US$4.4 million (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), of which approximately US$2.8 million will be transferred to our PRC subsidiaries for (1) research and development initiatives for more advanced ASIC chips, smart-NICs, vision computing chips and our Metaverse computing network platform, Ipolloverse, (2) the establishment of our manufacturing plant for product assembling and supply chain optimization, and (3) working capital and other general corporate activities within China. See “Use of Proceeds” for more details.

(8) The table on page 183 of the Prospectus are hereby superseded and replaced by the following:

			Total
	Per ADS		No Exercise		Full Exercise
Public offering price	US$	2.40	US$	5,000,002	US$	5,750,002
Underwriting discounts and commissions paid by us	US$	0.17	US$	350,000	US$	402,500
Proceeds to us, before expenses	US$	2.23	US$	4,650,002	US$	5,347,502